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                           May 19, 2023

       Angeliki Frangou
       Chairman of the Board of Directors and Chief Executive Officer Navios Maritime Partners L.P.
       7 Avenue de Grande Bretagne, Office 11B2
       Monte Carlo, MC 98000 Monaco

                                                        Re: Navios Maritime
Partners L.P.
                                                            Registration
Statement on Form F-3
                                                            Filed May 11, 2023
                                                            File No. 333-271842

       Dear Angeliki Frangou:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Todd Mason